As filed with the Securities and Exchange Commission on October 16, 2013

Registration No. 333-191143

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 1

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

dELiA*s, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-3397172
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

50 West 23rd Street

New York, NY 10010

(212) 590-6200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Tracy Gardner

Chief Executive Officer

dELiA*s, Inc.

50 West 23rd Street

New York, NY 10010

(212) 590-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan A. Schreiber, Esq. Senior Vice President, General Counsel and Secretary dELiA*s, Inc. 50 West 23rd Street New York, NY 10010 (212) 590-6200	William D. Freedman, Esq. Troutman Sanders LLP The Chrysler Building 405 Lexington Ave. New York, NY 10174-0700 (212) 704-6193

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $0.001 per share	20,738,100	$1.17	$24,263,577	$3,310(3)

(1)	Represents the shares of common stock issuable upon the conversion of $21,775,000 in aggregate principal amount of the registrant’s secured 7.25% convertible notes. Pursuant to Rule 416 under the Securities Act of 1933, as amended, the common stock of the registrant offered hereby shall be deemed to cover additional securities to be issued as a result of stock splits, stock dividends or similar transactions.
(2)	Estimated for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low price of the common stock reported on the Nasdaq Global Market on September 6, 2013.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement is to become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on the date as the Commission, acting under Section 8(a), determines.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 16, 2013

PROSPECTUS

dELiA*s, Inc.

20,738,100 Shares of Common Stock

We issued secured 7.25% convertible notes in the aggregate principal amount of $21,775,000 (collectively, the “Convertible Notes”) in a private placement completed on July 31, 2013. The notes are automatically convertible into 20,738,100 shares of our common stock following stockholder approval of the Convertible Note offering and the issuance by us of shares of common stock underlying the Convertible Notes. Based on the $1.50 closing sale price of our common stock on July 31, 2013, the total value of the shares of our common stock issuable upon conversion of the Convertible Notes is $31,107,105. This prospectus may be used by the selling stockholders named herein to resell, from time to time, any shares of our common stock issuable upon conversion of the Convertible Notes. We will not receive any proceeds from the sale of any shares of our common stock offered by this prospectus.

The selling stockholders may sell the shares of common stock from time to time in the open market, on the Nasdaq Global Market, in privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or otherwise as described under the section of this prospectus under “Plan of Distribution” beginning on page 28.

Our common stock is listed on the Nasdaq Global Market and trades under the symbol “DLIA.” On October 14, 2013, the closing sale price of our common stock was $1.15 per share.

Investing in our securities involves a high degree of risk. You should carefully consider the risks described under “Risk Factors” beginning on page 6 of this prospectus, as well as the other information contained or incorporated by reference in this prospectus or in any supplement hereto before making a decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2013.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 20,738,100 shares of our common stock issuable upon conversion of the Convertible Notes owned by them. This prospectus provides you with a general description of the securities the selling stockholders may offer. Each time the selling stockholders offer the securities described in this prospectus, we may provide a prospectus supplement, or information that is incorporated by reference into this prospectus, containing more specific information about the terms of the offering. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to these offerings. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus or in the documents that we have incorporated by reference into this prospectus, including without limitation, a discussion of any risk factors or other special considerations that apply to these offerings of securities or the specific plan of distribution. If there is any inconsistency between the information in this prospectus and a prospectus supplement or information incorporated by reference having a later date, you should rely on the information in that prospectus supplement or incorporated information having a later date. We urge you to read carefully this prospectus, any applicable prospectus supplement and any related free writing prospectus, together with the information incorporated herein by reference as described under “Incorporation by Reference” beginning on page 2 before buying any of the securities being offered.

You should rely only on the information we have provided or incorporated by reference in this prospectus, any applicable prospectus supplement and any related free writing prospectus. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus and any prospectus supplement. We have filed and plan to continue to file other documents with the SEC that contain information about us and our business. Also, we will file legal documents that control the terms of the securities offered by this prospectus as exhibits to the reports that we file with the SEC. The registration statement and other reports can be read at the SEC web site or at the SEC offices mentioned under “Where You Can Find More Information” beginning on page 1.

All references to “we,” “us,” “our,” or the “Company” in this prospectus mean dELiA*s, Inc., a Delaware corporation, and its subsidiaries. When we refer to “dELiA*s” in this prospectus, we are referring to the dELiA*s-branded direct marketing, merchandising and retail store business that we operate. When we refer to the “Spinoff,” we are referring to the December 19, 2005 spinoff of the outstanding shares of our common stock to the Alloy, Inc. stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.deliasinc.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the Company, the reference is only a summary and you should refer to the exhibits that are a part of or incorporated by reference into the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s web site.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference much of the information we file with the SEC, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated herein. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. This prospectus incorporates by reference the documents listed below (File No. 000-51648) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the filing date of this initial registration statement and prior to the date of effectiveness of this registration statement, and on or after the date of this prospectus and before the termination of this offering (excluding, unless otherwise provided herein or therein, information furnished pursuant to Item 2.02 and Item 7.01 of any Current Report on Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended February 2, 2013, filed with the SEC on April 23, 2013 (excluding Items 6, 7, and 8 which have been updated by Form 8-K filed with the SEC on September 13, 2013), as amended by Amendment No. 1 to our Annual Report on Form 10-K/A for the fiscal year ended February 2, 2013, filed with the SEC on June 3, 2013;

•	our Quarterly Reports on Form 10-Q for the quarter ended May 4, 2013, filed with the SEC on June 18, 2013 and for the quarter ended August 3, 2013, filed with the SEC on September 17, 2013;

•	our Current Reports on Form 8-K filed with the SEC on March 12, 2013, March 28, 2013, May 7, 2013, May 31, 2013, June 10, 2013, June 20, 2013, July 12, 2013, July 18, 2013, July 23, 2013, July 26, 2013, August 6, 2013, August 6, 2013, September 13, 2013, October 7, 2013 and October 15, 2013 and our Current Report on Form 8-K/A filed with the SEC on September 19, 2013; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on December 5, 2005, including any amendments or reports filed for the purpose of updating such description.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be directed to:

dELiA*s, Inc.

50 West 23rd Street

New York, New York 10010

Attn: Investor Relations

Telephone: (212) 590-6200

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated or deemed to be incorporated by reference herein may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “will,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans. They are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements as a result of various factors, including, but not limited to, the impact of general economic and business conditions; our inability to realize the full value of merchandise currently in inventory as a result of underperforming sales; unanticipated increases in mailing and printing costs; the cost of additional overhead that may be required to expand our brands; our inability to obtain financing; changing customer tastes and buying trends; the inherent difficulty in forecasting consumer buying patterns and trends, and the possibility that any improvements in our product margins, or in customer response to our merchandise, may not be sustained; uncertainties related to our multi-channel model, and, in particular, the effects of shifting patterns of e-commerce or retail purchases versus catalog purchases; and any significant variations between actual amounts and the amounts estimated for those matters identified as our critical accounting estimates or our other accounting estimates made in the preparation of our financial statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus and the documents incorporated or deemed to be incorporated by reference herein as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 6.

The Company

We are a multi-channel retail company marketing to teenage girls. We generate revenue by selling to consumers through our website, direct mail catalogs, and retail stores. We operate the dELiA*s brand, which we believe is a well-established, differentiated, lifestyle brand. Through our e-commerce webpages, catalogs and retail stores, dELiA*s offers a wide variety of product categories to teenage girls to cater to an entire lifestyle.

Through our e-commerce webpages and catalogs, we sell our own proprietary brand products, together with brand name products, in key spending categories directly to consumers, including apparel and accessories. Our mall-based dELiA*s retail stores derive revenue primarily from the sale of proprietary apparel and accessories and, to a lesser extent, branded apparel to teenage girls.

Our principal executive offices are located at 50 West 23rd Street, New York, NY 10010. Our telephone number at that location is (212) 590-6200. We maintain a web site at www.deliasinc.com. The contents of our website are not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus or relied upon in connection herewith.

Private Placement

On July 25, 2013, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the selling stockholders. Pursuant to the Securities Purchase Agreement, we sold and issued in a private placement transaction (the “Private Offering”) an aggregate of $21,775,000 in principal amount of Convertible Notes at a closing that occurred on July 31, 2013. The Convertible Notes will automatically convert into shares of our common stock upon receipt of Stockholder Approval (as defined below). Upon such conversion, we will receive net proceeds from the sale of the Convertible Notes of approximately $19,900,000, after deducting placement agent fees and expenses. In such event, we will issue 20,738,100 shares (subject to adjustment) of our common stock to the selling stockholders upon automatic conversion of the Convertible Notes at a conversion price equal to $1.05 per share. The Convertible Notes mature on the earlier of (i) January 31, 2014 and (ii) the trading day after the Stockholder Meeting (as defined below) if Stockholder Approval is not obtained. If Stockholder Approval is obtained, then the Convertible Notes will automatically convert into shares of our common stock. The proceeds from the sale of the Convertible Notes are currently in an interest bearing account and may not be used by us until we obtain Stockholder Approval. Based on the $1.50 closing sale price of our common stock on July 31, 2013, the total value of the shares of our common stock issuable upon conversion of the Convertible Notes is $31,107,105. Assuming that the Convertible Notes mature, and we are required to pay full liquidated damages under the Securities Purchase Agreement for not having this registration statement covering the resale of the shares offered hereby declared effective within 120 days of the closing of the Private Offering, the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of Convertible Notes would be $23,006,332.

We agreed to use our commercially reasonable efforts to provide each stockholder entitled to vote at a special meeting of our stockholders (the “Stockholder Meeting”) a proxy statement soliciting each such stockholder’s affirmative vote at the Stockholder Meeting for approval of resolutions (“Stockholder Resolutions”) providing for the Convertible Note offering and the issuance by us of shares of common stock underlying the Convertible Notes in accordance with applicable law and the rules and regulations of the Nasdaq Global Market (such affirmative approval being referred to herein as the “Stockholder Approval”), and we agreed to use our commercially reasonable efforts to solicit our stockholders’ approval of such Stockholder Resolutions and to cause our Board of Directors to recommend to the stockholders that they approve such Stockholder Resolutions. We have agreed to use commercially reasonable efforts to hold the Stockholder Meeting within 90 days of the closing of the private placement. Each investor in the private placement has agreed to vote all shares of our common stock it beneficially owns on the record date applicable to the Stockholder Meeting that are eligible to vote in connection with the Stockholder Resolutions in favor of adopting the Stockholder Resolutions.

The Offering

Securities Offered by the Selling Stockholders	20,738,100 shares of our common stock, issuable upon conversion of the Convertible Notes. The selling stockholders may from time to time offer and sell any or all of the shares of common stock under this prospectus; however, the selling stockholders are not obligated to sell the shares.

Common Stock Outstanding After the Offering if the Convertible Notes are Converted	68,713,252 shares of common stock (1)

Use of Proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.

Trading	Our common stock is quoted on the Nasdaq Global Market and trades under the symbol “DLIA.”

Risk Factors	An investment in our securities involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus and, in particular, you should evaluate the risk factors set forth under “Risk Factors” beginning on page 6.

Nasdaq Global Market Symbol	DLIA

(1)	The number of shares of common stock to be outstanding after this offering is based on 47,975,152 shares of common stock outstanding as of September 30, 2013, and excludes as of that date:

•	4,301,824 shares of common stock issuable pursuant to the exercise of outstanding options issued under our 2005 Stock Incentive Plan (“Stock Incentive Plan”) at a weighted-average exercise price of $2.79 per share;

•	215,343 shares of common stock issuable pursuant to the exercise of warrants at an exercise price of $7.43 per share; and

•	1,510,178 shares of common stock available for future issuances under our Stock Incentive Plan.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, and all of the information contained or incorporated by reference into this prospectus, before making an investment decision. The risks and uncertainties described below and in such incorporated documents are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business

We have a history of operating losses.

We incurred losses from continuing operations for the last five fiscal years. Although our objective is to report net profits in the future, our objectives may not be realized and we may continue to experience losses. If our revenue grows more slowly than we anticipate, or if our operating expenses are higher than we expect, or if we continue to incur operating losses, we may not be able to become profitable, in which case our financial condition would be adversely affected and our stock price could decline.

Our ability to achieve profitability will also depend on our ability to manage and control operating expenses and to generate and sustain increased levels of revenue. We expect to incur significant operating expenses and capital expenditures, including general and administrative costs to support our operations and the costs of being a public company.

Additionally, we base our expenses in large part on our operating plans, current business strategies and future revenue projections. Many of our expenses, such as our retail store lease expenses, are fixed in the short term, and we may not be able to quickly reduce expenses and spending if our revenues are lower than we project. In addition, we may find that our costs to maintain or expand our operations, and in particular the costs to purchase inventory, produce our catalogs and build, outfit and employ personnel for our new retail stores, are more expensive than we currently anticipate. Therefore, the magnitude and timing of these expenses may contribute to fluctuations in our quarterly operating results.

Our success depends largely on the value of our brand, and if the value of our brand was to diminish, our sales are likely to decline.

The prominence of our catalogs and e-commerce webpages and our retail stores among our teenage target market are integral to our business as well as to the implementation of our strategies for expanding our business.

Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. Moreover, we anticipate that we will continue to increase the number of customers we target, through means that could include broadening the intended audience of our existing brand. Misjudgments by us in this regard could damage our existing or future brands. Any adverse affects on our current or future brands could result in decreases in sales.

If we fail to anticipate, identify and respond to changing fashion trends, customer preferences and other fashion-related factors, our sales are likely to decline.

Customer tastes and fashion trends are volatile and tend to change rapidly. Our success depends in part on our ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings in a timely manner. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products, our sales may be lower, and we may be faced with unsold inventory. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess or slow-moving inventory, which may have a material adverse effect on our financial condition or results of operations.

Our ability to attract customers to our retail stores depends heavily on the success of the shopping malls and other retail centers in which our stores are located. Any decrease in customer traffic in those shopping centers could negatively impact our sales.

Customer traffic in our retail stores depends heavily on locating our stores in prominent locations within successful shopping malls or other retail centers. Sales are derived, in part, from the volume of traffic in those shopping centers. Our stores benefit from the ability of other tenants to generate consumer traffic in the vicinity of our stores and the continuing popularity of the shopping centers as shopping destinations. Our sales volume and customer traffic generally may be adversely affected by, among other things, economic downturns in a particular area, competition from internet retailers, non-mall retailers and other shopping destinations, and the closing or decline in popularity of other stores in the shopping centers in which our retail stores are located. A reduction in customer traffic for any reason could have a material adverse effect on our business, results of operations and financial condition. In addition, some malls that were in prominent locations when we opened stores may cease to be viewed as prominent. If this occurs, our sales may be adversely affected.

Internet sales are subject to numerous risks.

We sell merchandise over the internet through our e-commerce website, www.delias.com. Our internet operations are subject to numerous risks, including:

•	changing consumer tastes and preferences;

•	the successful implementation of new systems and internet or mobile platforms;

•	the failure of the computer systems that operate our websites and their related support systems, causing, among other things, website downtimes and other technical failures;

•	reliance on third-party computer hardware/software;

•	rapid technological change;

•	liability for online content;

•	violations of state or federal laws, including those relating to online privacy;

•	credit card fraud; and

•	telecommunications failures and vulnerability to electronic break-ins and similar disruptions.

Our failure to successfully address and respond to these risks could reduce internet sales, increase costs and damage the reputation of our brand.

We depend on our key personnel to operate our business, and we may not be able to hire enough additional management and other personnel to manage our growth. In addition, we may face risks associated with the transition of senior management.

Our performance is substantially dependent on the continued efforts of our executive officers and other key employees. The loss of the services of any of our executive officers or key employees could adversely affect our business. Additionally, we must continue to attract, retain and motivate talented management and other highly skilled employees to be successful. We must also hire and train store managers to support our retail expansion. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future. On March 30, 2013, we announced that Dyan Jozwick, President of dELiA*s Brand, resigned from the Company. On May 30, 2013, we announced that Tracy Gardner, our former Chief Creative Officer who joined the Company on May 1, 2013, was appointed Chief Executive Officer, and Walter Killough, our former Chief Executive Officer, was appointed Chief Operating Officer, in each case, effective June 5, 2013. On August 6, 2013, we announced that Daphne Smith was appointed as Executive Vice President of Operations. Mr. Killough left the Company following the expiration of his employment agreement on August 2, 2013. There can be no assurance that the new management team will be able to execute our business model in a manner that will allow our Company to sustain growth and continued success. Changes in senior leadership could impact employee stability as well.

We rely on third parties for some essential business operations and services, and disruptions or failures in service or changes in terms may adversely affect our ability to deliver goods and services to our customers.

We currently depend on third parties for important aspects of our business, such as printing, shipping, paper supplies, operation of our e-commerce webpage, and the outsourcing of our call center function. We have limited control over these third parties, and we are not their only client. In addition, we may not be able to maintain satisfactory relationships with any of these third parties on acceptable commercial terms. Further, we cannot be certain that the quality or cost of products and services that they provide will remain at current levels or the levels needed to enable us to conduct our business efficiently and effectively.

Postal rate and other shipping rate increases, as well as increases in paper and printing costs, affect the cost of our order fulfillment and catalog mailings. We rely heavily on quantity discounts in these areas. No assurances can be given that we will continue to receive these discounts and that we will not be subject to additional increases in costs in excess of those already announced. Any increases in these costs will have a negative impact on earnings to the extent we are unable or do not pass such increases on directly to customers or offset such increases by raising selling prices or by implementing more efficient printing, mailing and delivery alternatives.

Our ability to meet our cash requirements depends on many factors.

We currently anticipate that operating revenue, cash on hand, and availability under our existing Credit Agreement with Salus Capital Partners, LLC (“Salus”) will be sufficient to cover our operating expenses, including cash requirements in connection with our operations and our projected capital expenditures, through at least the end of our current fiscal year. However, if we do not meet our targets for revenue growth, gross margins, or expenses, or if our costs associated with any retail store expansion plans are not as anticipated, our current sources of funds may be insufficient to meet our cash requirements. We may fail to meet our targets for revenue growth for a variety of reasons, including:

•	decreased consumer spending in response to weak economic conditions;

•	higher energy prices causing a decreased level of disposable income;

•	weakness in the teenage market;

•	poor response to our merchandise offerings;

•	increased competition from our competitors; and

•	marketing and expansion plans that are not as successful as we anticipate.

Additionally, if demand for our products decreases or our retail store plans do not produce the desired sales increases, such developments could reduce our operating revenues. If such funds, together with cash on hand and availability under our Credit Agreement are insufficient to cover our expenses, we could be required to adopt one or more alternatives listed below. For example, we could be required to:

•	reduce or delay capital spending;

•	reduce discretionary spending;

•	sell assets or operations; and/or

•	sell additional equity or debt securities, which equity securities may be dilutive.

If we are required to take any of the actions in the first three items immediately above, it could have a material adverse effect on our business, financial condition and results of operations, including our ability to grow our business. In addition, we cannot assure you that we would be able to take any of these actions because of (i) a variety of commercial or market factors, or (ii) market conditions being unfavorable for an equity or debt offering. In addition, such actions, if taken, may not enable us to satisfy our cash requirements if the actions do not generate a sufficient amount of additional capital.

We may fail to use our database and our expertise in marketing to consumers successfully, and we may not be able to maintain the quality and size of our database.

The effective use of our consumer database and our expertise in marketing to consumers are important components of our business. If we fail to capitalize on these assets, our business will be less successful.

Currently, we have useful data for only a portion of our targeted market. Additionally, as individuals in our database age, they are less likely to purchase our products and their data is thus of less value to our business. We must, therefore, continuously obtain data on new potential customers and on those persons who are just entering their teenage years in order to maintain and increase the size and value of our database. If we fail to obtain sufficient numbers of new names and related information, our business could be adversely affected.

General economic conditions may adversely impact our results of operations.

Our financial performance is subject to world-wide economic conditions and the resulting impact on U.S. consumer confidence and levels of consumer spending, which may remain volatile for the foreseeable future. Some of the factors impacting discretionary consumer spending include general economic conditions, wages and unemployment, consumer debt, reductions in net worth based on market declines, increasing health care costs, residential real estate and mortgage markets, taxation, increases in fuel and energy prices, consumer confidence, failure to increase the debt ceiling in the U.S., and other macroeconomic factors. Consumer purchases of discretionary items, including our merchandise, generally decline during recessionary periods and other periods where disposable income is adversely affected. A downturn in the U.S. economy could affect consumer purchases of our merchandise and adversely impact our results of operations and continued growth.

Our agreement with Alloy, LLC (formerly Alloy, Inc.) to license our database information may make that information less valuable to us.

We and Alloy, LLC have agreed that we will license data collected by dELiA*s (excluding credit card data), subject to applicable laws and privacy policies, although Alloy, LLC has agreed not to provide certain of this data to our competitors, with some limited exceptions. Certain actions that Alloy, LLC could take, such as breaching its contractual covenants, could result in our losing a significant portion of the competitive advantage we believe our database provides to us. In such event, our business and results of operations could be adversely affected.

New retail store openings could strain our resources and cause the performance of our existing operations to suffer.

Any retail store expansion will largely depend on our ability to find sites to open and operate new stores successfully. Our ability to open and operate new stores successfully depends on several factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside our control;

•	negotiate acceptable lease terms;

•	prepare stores for opening within budget;

•	source sufficient levels of inventory at acceptable costs to meet the needs of new stores;

•	hire, train and retain store personnel;

•	successfully integrate new stores into our existing operations;

•	contain payroll costs; and

•	generate sufficient operating cash flows or secure adequate capital on commercially reasonable terms to fund any of our expansion plans.

In addition, any retail store expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which, in turn, could cause deterioration in the financial performance of our individual stores and our overall business.

Modifications and/or upgrades to our information technology systems may disrupt our operations.

We regularly evaluate our information technology systems and requirements. Modifications may include replacing existing systems with successor systems, making changes to existing systems, or acquiring new systems with new functionality. We are aware of the inherent risks associated with replacing and modifying these systems, including inaccurate system information, system disruptions and user acceptance and understanding. Information technology system disruptions and inaccurate system information, if not anticipated and appropriately mitigated, could have a material adverse effect on our financial condition and results of operations. Additionally, there is no assurance that a successfully implemented system will deliver the anticipated value to us.

Our catalog response rates may decline.

The number of customers who make purchases from catalogs that we mail to them, which we refer to as “response rates,” may decline due to, among other things, our ability to effectively predict and respond to changing fashion tastes and consumer demands and translate market trends into appropriate, saleable product offerings in a timely manner. Response rates also usually decline when we mail additional catalog editions to the same customers within a short time period. In addition, there can be no assurance that any strategic circulation cuts will enable us to improve or maintain our response rates. These trends in response rates may have a material adverse effect on our rate of sales growth and on our profitability and could have a material adverse effect on our business.

Traffic to our e-commerce webpage may decline, resulting in fewer purchases of our products. Additionally, the number of e-commerce visitors that we are able to convert into purchasers may decline.

In order to generate online customer traffic, we depend heavily on mailed catalogs, outbound emails and an affiliates program in which we pay third parties for traffic referred from their websites to our e-commerce webpages. Our sales volume and e-commerce webpage traffic generally may be adversely affected by, among other things, declines in the number and frequency of our catalog mailings, reductions in outbound emails and declines in referrals from third parties. Our sales volume may also be adversely affected by economic downturns, system failures and competition from other internet and non-internet retailers.

In addition, the number of e-commerce visitors that we are able to convert into purchasers may decline due to, among other things, our inability to effectively predict and respond to changing fashion tastes and consumer demands and translate market trends into appropriate, saleable product offerings in a timely manner and our inability to keep up with new technologies and e-commerce features. The internet and the e-commerce industry are subject to rapid technological change. If competitors introduce new features and website enhancements embodying new technologies, or if new industry standards and practices emerge, our existing e-commerce webpage, the www.delias.com website, and our respective systems may become obsolete or unattractive. Developing our e-commerce webpage and other systems entails significant technical and business risks. We may face material delays in introducing new services, products or enhancements. If this happens, our customers may forego the use of our e-commerce webpage and use websites and e-commerce pages of our competitors. We may use new technologies ineffectively, or we may fail to adequately adapt our website, our transaction processing systems and our computer network to meet customer requirements or emerging industry standards.

We do not own the uniform resource locator that directs customers to our e-commerce webpage.

Pursuant to an agreement with Alloy, LLC, it will continue to own the uniform resource locator that directs customers to the www.delias.com website. Because a significant portion of our direct marketing sales come from our e-commerce site, if Alloy, LLC fails to maintain that uniform resource locater, our e-commerce activities may suffer.

Because we experience seasonal fluctuations in our revenues, our quarterly results may fluctuate.

Our business is seasonal, reflecting the general pattern of peak sales for teen clothing and accessories, which provide the majority of our sales during the back-to-school and holiday shopping seasons. Typically, a larger portion of our revenues are obtained during our third and fourth fiscal quarters. Any significant decrease in sales during the back-to-school and winter holiday seasons would have a material adverse effect on our financial condition and results of operations. In addition, in order to prepare for the back-to-school and holiday shopping seasons, we must order and keep in stock significantly more merchandise than we carry during other parts of the year, and we must hire temporary workers and incur additional staffing costs in our warehouse and retail stores to meet anticipated sales demand. If sales for the third and fourth quarters do not meet anticipated levels, then increased expenses may not be offset, which could decrease our profitability. Additionally, any unanticipated decrease in demand for our products during these peak seasons could require us to sell excess inventory at a substantial markdown, which could decrease our profitability.

Our liquidity and ability to raise capital may be limited, and we may be unable to fund any retail store expansion.

We expect that our total capital expenditures, net of landlord allowances, primarily the costs to relocate or remodel existing stores and relocate our data center, will be approximately $1.7 million in fiscal 2013. Although, we currently expect that the sum of our current cash on hand and our current cash flows from operations and availability under our Credit Agreement will be sufficient to fund our near-term operations, including but not limited to, any retail store openings or remodels, our expectations may be wrong. If we are wrong, we may need to obtain additional debt or equity financing in the future to fund fully our operations and any retail store expansion, which equity financing may be dilutive. In addition, if we decide to significantly accelerate growth of our retail operations, additional debt or equity financing may also be required. The type, timing and terms of the financing selected by us would depend on, among other things, our retail growth plans, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. These sources may not be available to us or, if available, may not be available to us on satisfactory terms.

Competition may adversely affect our business.

The teenage girl retail apparel industry is highly competitive, with fashion, quality, price, location, in-store environment and service being the principal competitive factors. We compete for retail store sales with specialty apparel retailers and certain other youth-focused apparel retailers, such as American Eagle Outfitters, Abercrombie & Fitch, Aeropostale, Hollister, Wet Seal, Forever 21, and H&M. We also compete for retail store sales with full price and discount department stores such as Target, Kohl’s, Nordstrom’s, Macy’s, Bloomingdale’s and others. If we are unable to compete effectively for retail store sales, we may lose market share, which would reduce our revenues and gross profit. In addition, we compete for favorable site locations and lease terms in shopping malls with certain of our competitors as well as numerous other retailers. Many of our competitors are large national chains, which have substantially greater financial, marketing and other resources than we do. The growth of our retail store business depends significantly on our ability to operate stores in desirable locations with capital investments and lease costs that allow us to earn a return that meets or exceeds our financial projections. Desirable new locations may not be available to us at all or at reasonable costs. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Our failure to secure favorable real estate and lease terms generally and upon renewal, or even being permitted to renew our expiring leases, could cause us to lose market share which would reduce our revenues and gross profit.

Many of our existing competitors, as well as potential new competitors in our target markets, have longer operating histories, greater brand recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. These advantages allow our competitors to spend considerably more on marketing and may allow them to use their greater resources more effectively than we can use ours. Accordingly, these competitors may be better able to take advantage of market opportunities and be better able to withstand market downturns than us. If we fail to compete effectively, our business will be materially and adversely affected.

Closing stores could result in significant costs to us.

We could, in the future, decide to close additional retail stores or close or sell businesses or operations that are producing losses or that are not as profitable as we expect. If we decide to close any stores before the expiration of their lease terms, we may incur payments to landlords to terminate or “buy out” the remaining term of the lease. We also may incur costs related to the employees at such stores, whether or not we terminate the leases early. Upon any such closure or sale, the closing costs, fixed assets, and inventory write-downs would adversely affect our results and could adversely affect our cash on hand.

Our dELiA*s exclusive branding activities could lead to increased inventory obsolescence.

Our promotion and sale of dELiA*s branded products increases our exposure to risks of inventory obsolescence. Accordingly, if a particular style of product does not achieve widespread consumer acceptance, we may be required to take significant markdowns, which could have a material adverse effect on our gross profit margin and other operating results. Moreover, dELiA*s exclusive brand development plans may include entry into joint ventures and additional licensing or distribution arrangements, which may also contribute to increased inventory obsolescence as third parties may control more of these operations.

Our master license agreement with JLP Daisy LLC could cause us to lose our trademarks or otherwise adversely affect the value of our dELiA*s brand.

In February 2003, dELiA*s Brand, LLC, a wholly-owned subsidiary of the Company, entered into a master license agreement with JLP Daisy to license our dELiA*s brand on an exclusive basis for wholesale distribution in certain product categories, primarily in mid and upper-tier department stores, in exchange for an up-front payment from JLP Daisy of $16.5 million, which is applied against royalties otherwise due from JLP Daisy for sales of dELiA*s branded merchandise. The initial term of the master license agreement is approximately 10 years, which is subject to an automatic extension under specified circumstances and, at our option, (i) will remain in effect until JLP Daisy recoups its advance and preferred return or (ii) the term will immediately expire and JLP Daisy will be entitled to be paid the balance of any unrecouped advance and a preferred return calculated at 6% per year (if not already received). As of February 2, 2013, JLP Daisy has not recouped its advance and preferred return and therefore the master license agreement remains in effect. As part of the master license agreement, dELiA*s Brand, LLC granted to JLP Daisy a security interest in the dELiA*s trademarks and, copyrightable artwork, although the only event that would entitle JLP Daisy to exercise its rights in respect of the lien is a termination or rejection of the license or the master license agreement in a bankruptcy proceeding. If we become subject to a bankruptcy proceeding, we could lose the rights to our dELiA*s trademarks, which could have a material adverse effect on our business and operating results.

Additionally, because sales of dELiA*s branded products by JLP Daisy’s licensees have been significantly less than we and JLP Daisy expected when we entered into the master license agreement, we expect that JLP Daisy may try to increase the sales of the dELiA*s branded products by its licensees, by expanding the number of licensed products their licensees offer, the number and type of stores in which such licensed products are sold, or both, so that they can recoup more of their initial advance. Sales of dELiA*s branded products by JLP Daisy’s licensees may negatively impact our customers’ image of the brand, which could have a material adverse effect on our profit margins and other operating results. Additionally, a change in our customers’ image of the brand due to sales of dELiA*s branded products by JLP Daisy’s licensees to greater numbers of retailers may negatively affect our dELiA*s retail store expansion plans.

We depend largely upon an outsourced call center and a single distribution facility.

The call center function is outsourced to a third party for our dELiA*s e-commerce webpage and catalog. The distribution for our dELiA*s e-commerce webpage and catalog and all our retail stores are handled from a single, owned facility in Hanover, Pennsylvania. Any significant interruption in the operation of the call center function or distribution facility due to natural disasters, accidents, system failures, expansion or other unforeseen causes could delay or impair our ability to receive orders and distribute merchandise to our customers and retail stores, which could cause our sales to decline. This could have a material adverse effect on our operations and results.

We have recorded impairment charges in the past and we may be required to recognize impairment charges in the future.

Pursuant to generally accepted accounting principles, we are required to perform impairment tests on our identifiable intangible assets with indefinite lives, including goodwill, annually or at any time when certain events occur, which could impact the value and earnings of our business segments. Our determination of whether impairment has occurred is based on a comparison of the assets’ fair market values with the assets’ carrying values. Significant and unanticipated changes could require a provision for impairment in a future period that could substantially affect our reported earnings in a period of such change. We recognized a goodwill impairment charge of $4.5 million related to our direct marketing reporting unit in fiscal 2012.

Additionally, pursuant to generally accepted accounting principles, we are required to recognize an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists (i.e., a triggering event) comprises measurable operating performance criteria as well as qualitative measures. If a determination is made that a long-lived asset’s carrying value is not recoverable over its estimated useful life, the asset is written down to estimated fair value, if lower. The determination of fair value of long-lived assets is generally based on estimated expected discounted future cash flows, which is generally measured by discounting expected future cash flows identifiable with the long-lived asset at our weighted-average cost of capital. We have recognized impairment charges of approximately $0.2 million in fiscal 2012 and $0.5 million in fiscal 2011 related to underperforming store locations. We had no impairment charges related to long-lived assets in fiscal 2010.

If our manufacturers and importers are unable to produce our proprietary-branded goods on time or to our specifications, we could suffer lost sales.

We do not own or operate any manufacturing facilities and, therefore, depend upon independent third party vendors for the manufacture of all of our branded products. Our products are manufactured to our specifications primarily by domestic manufacturers and importers. We cannot control all of the various factors, which include inclement weather, natural disasters, labor disputes and acts of terrorism that might affect the ability of a manufacturer or importer to ship orders of our products in a timely manner or to meet our quality standards. Late delivery of products or delivery of products that do not meet our quality standards could cause us to miss the delivery date requirements of our customers or delay timely delivery of merchandise to our retail stores for those items. These events could cause us to fail to meet customer expectations, cause our customers to cancel orders or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores, which could result in lost sales.

There are risks of obtaining products from third parties.

Our business depends largely on the ability of third-party vendors and their subcontractors or suppliers to provide us with current-season, brand-name apparel and other merchandise at competitive prices, in sufficient quantities, manufactured in compliance with all applicable laws and of acceptable quality. We do not have any long-term contracts with any vendor and are not likely to enter into these contracts in the foreseeable future. In addition, many of the vendors that we use are factored and have limited resources, production capacities, and operating histories. Additionally, because the fashion market is volatile and customer taste tends to change rapidly, we must, in order to be successful, identify and obtain merchandise from new third-party brands for which our customers show a preference. As a result, we are subject to the following risks:

•	our vendors may fail or be unable to expand with us;

•	our current vendor terms may be changed to require increased payments or letters of credit in advance of delivery, and we may not be able to fund such payments through our current credit facility, cash balances, or our cash flow;

•	we may not be able to identify or obtain products from new “hot” brands preferred by our customers; and

•	our ability to procure products in sufficient quantities, at acceptable prices, may be limited.

We believe, based on the country of origin tags that appear on the products we sell, that a substantial portion of the products sold to us by our third-party vendors and domestic importers are produced in factories located in foreign countries, especially in China and other Asian countries. Any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including, but not limited to, the imposition of import restrictions, could materially harm our operations. Many of our and our vendor’s imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia or elsewhere. We and our vendors compete with other companies for production facilities and import quota capacity. Our and our vendors’ businesses are also subject to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks, disruption of imports by labor disputes (both in other countries and in the United States) and local business practices.

Ours and our vendors’ foreign sourcing operations may also be hurt by political and financial instability, strikes, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters or acts of war or terrorism. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices and incur increased costs.

Fluctuations in the cost, availability and quality of raw materials, labor and transportation, could increase our costs.

Fluctuations in the cost, availability and quality of the fabrics or other raw materials used to manufacture our merchandise could have a material adverse effect on our cost of goods and, accordingly, on our results of operations. The prices for those fabrics depend largely on the market prices for the raw materials used to produce them, including cotton. The price and availability of these raw materials may fluctuate significantly, depending on many factors, including, among other things, crop yields and weather patterns. In addition, the cost of labor at many of our third-party manufacturers has been increasing as the middle class in developing countries continues to grow, and we expect this trend to continue. The cost of transportation has been increasing as well and, if the price of oil remains at current levels or increases, that cost pressure will continue. We may not be able to pass all or a portion of higher raw materials prices, labor or transportation costs on to our customers, which could adversely affect our gross margin and our results of operations.

The effects of war or acts of terrorism could have a material adverse effect on our operating results and financial condition.

The continued threat of terrorism and the associated heightened security measures and military actions in response to acts of terrorism have disrupted commerce and have intensified uncertainties in the U.S. economy. Any further acts of terrorism or a future war may disrupt commerce and undermine consumer confidence, which could negatively impact our sales revenue by causing consumer spending and/or mall traffic to decline. Furthermore, an act of terrorism or war, or the threat thereof, or any other unforeseen interruption of commerce, could negatively impact our business by interfering with our ability to obtain merchandise from foreign manufacturers. Our inability to obtain merchandise from our foreign manufacturers or substitute other manufacturers, at similar costs and in a timely manner, could adversely affect our operating results and financial condition.

Weather conditions where our stores are located may impact consumer shopping patterns, which alone or together with natural disasters, particularly in areas where our sales are concentrated, could adversely affect our results of operations.

Uncharacteristic or significant weather conditions can affect consumer shopping patterns, particularly in apparel and seasonal items, which could lead to lost sales or greater than expected markdowns and adversely affect our short-term results of operations. For example, frequent or unusually heavy snowfall, ice storms, rainstorms or other significant weather conditions over a prolonged period could make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Natural disasters in areas where our sales are concentrated could result in significant physical damage to or closure of one or more of our stores or distribution center, and cause delays in the distribution of merchandise from our vendors to our distribution center and stores, which could adversely affect our results of operations by increasing our costs and lowering our sales.

We must effectively manage our vendors to minimize inventory risk and maintain our margins.

We seek to avoid maintaining high inventory levels in an effort to limit the risk of outdated merchandise and inventory write-downs. If we underestimate quantities demanded by our customers and our vendors cannot restock, then we may disappoint customers who may then turn to our competitors. We require many of our vendors to meet minimum restocking requirements, but if our vendors cannot meet these requirements and we cannot find alternate vendors, we could be forced to carry more inventory than we have in the past or we could have a loss in sales. Our risk of inventory write-downs would increase if we were to hold large inventories of merchandise that prove to be unpopular.

We may be required to collect sales tax on our direct marketing operations.

With respect to the dELiA*s direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have a material adverse effect on our business.

We could face liability from, or our ability to conduct business could be adversely affected by, government and private actions concerning personally identifiable data, including privacy.

Our direct marketing business is subject to federal and state laws regarding the collection, maintenance and disclosure of personally identifiable information we collect and maintain in our databases. If we do not comply, we could become subject to liability. While these provisions do not currently unduly restrict our ability to operate our business, if those regulations become more restrictive, they could adversely affect our business. In addition, laws or regulations that could impair our ability to collect and use user names and other information on the e-commerce webpage may adversely affect our business. For example, the Children’s Online Privacy Protection Act of 1999 currently limits our ability to collect personal information from website visitors who may be under age 13. Further, claims could also be based on other misuse of personal information, such as for unauthorized marketing purposes. If we violate any of these laws, we could face civil penalties. In addition, the attorneys general of various states review company websites and their privacy policies from time to time. In particular, an attorney general may examine such privacy policies to assure that the policies overtly and explicitly inform users of the manner in which the information they provide will be used and disclosed by the Company. If one or more attorneys general were to determine that our privacy policies fail to conform with state law, we also could face fines or civil penalties, any of which could adversely affect our business.

We could face liability for information displayed in our catalogs or displayed on or accessible via e-commerce webpage and our other websites.

We may be subjected to claims for defamation, negligence, copyright or trademark infringement or based on other theories relating to the information we publish in any of our catalogs, on our e-commerce webpage and on any of our other websites. These types of claims have been brought, sometimes successfully, against similar companies in the past. Based upon links we provide to third-party websites, we could also be subjected to claims based upon online content we do not control that is accessible from our e-commerce webpage.

We may be liable for misappropriation of our customers’ personal information.

If third parties or unauthorized employees of ours are able to penetrate our network security or otherwise misappropriate our customers’ personal information or credit card information, or if we give third parties or our employees improper access to our customers’ personal information or credit card information, we could be subject to claims of liability. These claims could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims, or negligence claims. This potential liability could also include claims for other misuse of personal information, including unauthorized marketing purposes. Liability for misappropriation of this information could decrease our profitability.

In addition, the Federal Trade Commission and state agencies have been investigating various internet companies regarding their use of personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptology or other events or developments may result in a compromise or breach of the algorithms that we use to protect customer transaction data. If any such compromise of our security were to occur, it could subject us to claims of liability, damage our reputation and diminish the value of our brands. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Our security measures are designed to significantly reduce the risk of security breaches, but our failure to prevent such security breaches could subject us to claims of liability, damage our reputation and diminish the value of our brands and cause our sales to decline.

Government regulation of the internet and e-commerce is evolving and unfavorable changes could harm our business.

We are subject to regulations and laws specifically governing the internet and e-commerce. Existing and future laws and regulations may impede the growth of our Internet or e-commerce services. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic contracts and other communications, consumer protection, the provision of e-commerce payment services, and consumer protection. Unfavorable regulations and laws could diminish the on-line demand for our products and services and increase our costs of doing business.

We are subject to litigation risk due to the nature of our business, which may have a material adverse effect on our results of operations and business.

From time to time, we are involved in lawsuits or other legal proceedings arising in the ordinary course of our business. These may relate to, for example, trademark, servicemark, copyright or other intellectual property matters, employment law matters, commercial disputes, consumer protection claims, claims of regulatory authorities, or other matters. In addition, as a public company we could from time to time face claims relating to corporate or securities law matters. In connection with such litigation, we may be subject to significant damages or equitable remedies. Any of such litigation, whether as plaintiff or defendant, could be costly and time consuming and could divert management and key personnel from our regular business operations. We do not currently believe that any of our outstanding litigation will have a material adverse effect on our business, prospects, financial condition or results of operations. However, due to the uncertainty of litigation and depending on the amount and the timing of any claims, an unfavorable resolution of such claims could materially affect our business, prospects, financial condition and results of operations.

Many of our vendors utilize factors and therefore require letters of credit.

All or a portion of the credit extended by factors to our vendors often is collateralized by standby letters of credit, which we are required to provide and which we currently obtain under our Letter of Credit Agreement with General Electric Capital Corporation (“GE Capital”). Any increases in the amount of such letters of credit required by such factors reduces the amount of availability we have under our Letter of Credit Agreement with GE Capital. Any increase in our vendors’ use of factors or decrease in the amount of credit extended by these factors could require us to provide additional standby letters of credit, thereby reducing further the amount of availability, or require us to obtain increased credit lines which may or may not be readily available to us on acceptable terms. Any such decreases could adversely affect our ability to operate our business, including requiring us to reduce other discretionary spending, such as on advertising. Any such event could result in reduced sales.

Our ability to procure merchandise could be adversely affected by changes in our vendors’ factoring arrangements.

Although we do not have a direct relationship with factors, a portion of our vendors who supply us with merchandise have direct factoring arrangements. Vendors who engage in factoring transactions will typically sell their accounts receivable to a factor at a discount in exchange for cash payments, which can be used to finance the business and operations of the vendors.

If the financial condition of our vendors’ factors were to deteriorate and those vendors were unable to procure alternative factoring arrangements, our ability to timely procure merchandise for our stores could be adversely affected. This also could require the devotion of significant time and attention by our management to adequately resolve such matters. In turn, our results of operations and financial condition could suffer.

Our Credit Agreement with Salus and the Convertible Notes issued in the Private Placement include covenants that impose restrictions on our financial and business operations.

Our Credit Agreement contains covenants that restrict the manner in which we conduct our business under certain circumstances. Subject to certain exceptions, these covenants restrict or limit our ability to, among other things:

•	grant liens on assets;

•	merge, consolidate, dissolve or liquidate;

•	incur certain additional indebtedness and guaranty obligations;

•	make certain restricted payments (including make dividend payments on our common stock);

•	make certain investments or acquisitions;

•	engage in certain sales (including certain sales of stock); and

•	pay dividends.

Until all of the Convertible Notes issued in the Private Placement have been converted, redeemed or otherwise satisfied in accordance with their terms, we have agreed, among other things, without the approval of our Board of Directors by a vote of at least 4 of the 5 members of our Board of Directors, not to (i) incur any indebtedness, other than pursuant to our existing Credit Agreement; (ii) grant liens on the assets, other than the liens securing our and our subsidiaries’ obligations under the Credit Agreement or any other liens that are permitted under the Credit Agreement; and (iii) with certain exceptions, issue or sell any shares of our capital stock or issue any options, warrants or convertible securities.

If we fail to comply with the covenants and are unable to obtain a waiver or amendment, an event of default would result, and Salus or the holders of the Convertible Notes, as the case may be, could declare outstanding borrowings or Convertible Notes, as the case may be, immediately due and payable. If Salus were to declare a default, we cannot guarantee that we would have sufficient liquidity at that time to repay or refinance borrowings under the Credit Agreement.

Our ability to borrow under the Credit Agreement is subject to various conditions precedent. We cannot assure you that we will be able to satisfy the conditions to funding at the time we require the drawdowns.

Our inability or failure to protect our intellectual property or our infringement of other’s intellectual property could have a negative impact on our operating results.

Our trademarks are valuable assets that are critical to our success. The unauthorized use or other misappropriation of our trademarks, or the inability for us to continue to use any current trademarks, could diminish the value of our brands and have a negative impact on our business. We are also subject to the risk that we may infringe on the intellectual property rights of third parties. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays or require us to pay royalties or license fees. As a result, any such claim could have a material adverse effect on our operating results.

The impact of potential consolidation of commercial and retail landlords.

Continued consolidation in the commercial retail real estate market could affect our ability to successfully negotiate favorable rental terms for our stores in the future. Should significant consolidation continue, a large proportion of our store base could be concentrated with one or a few entities that could then be in a position to dictate unfavorable terms to us due to their significant negotiating leverage. If we are unable to negotiate favorable rental terms with these entities, this could affect our ability to profitably operate our stores, which could adversely impact our business, financial condition and results of operations.

We may have potential business conflicts with Alloy, LLC with respect to our past and ongoing relationships.

On December 19, 2005, Alloy, LLC completed the Spinoff of all of the outstanding common stock of dELiA*s, Inc. to its stockholders. In connection with the Spinoff, Alloy, LLC contributed and transferred to us substantially all of its assets and liabilities related to its direct marketing and retail store segments.

We entered into various agreements with Alloy, LLC prior to or in connection with the Spinoff. These agreements govern various interim and ongoing relationships between Alloy, LLC and us following the Spinoff. Certain of these agreements expired by their terms on December 19, 2010. We subsequently entered into certain amended and restated agreements effective December 20, 2010 which expire on December 20, 2015.

Potential business conflicts may arise between Alloy, LLC and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, pending litigation, indemnification and other matters arising from our separation from Alloy, LLC;

•	intellectual property matters;

•	joint database ownership and management; and

•	the nature, quantity, quality, time of delivery and pricing of services we supply to each other under our various agreements with Alloy, LLC.

We may not be able to resolve any potential conflicts. Even if we do so, however, because Alloy, LLC will be performing a number of services and functions for us, they will have leverage with negotiations over their performance that may result in a resolution of such conflicts that may be less favorable to us than if we were dealing with another third party.

Risks Related to our Common Stock and this Offering

The price of our common stock may be volatile and you may lose all or a part of your investment.

The price of our common stock may fluctuate widely, depending upon a number of factors, many of which are beyond our control. For instance, it is possible that our future results of operations may be below the expectations of investors and, to the extent our Company is followed by securities analysts, the expectations of these analysts. If this occurs, our stock price may decline. Other factors that could affect our stock price include the following:

•	the perceived prospects of our business and the teenage market as a whole;

•	changes in analysts’ recommendations or projections, if any;

•	fashion trends;

•	changes in market valuations of similar companies;

•	actions or announcements by our competitors;

•	actual or anticipated fluctuations in our operating results;

•	litigation developments; and

•	changes in general economic or market conditions or other economic factors unrelated to our performance.

In addition, the stock markets can experience significant price and trading volume fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs to us and a likely diversion of our management’s attention.

Provisions of Delaware law and of our charter and by-laws and stockholder rights plan may make a takeover more difficult.

Provisions in our amended and restated certificate of incorporation and by-laws and in the Delaware corporation law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might wish to participate in one of these transactions may not have an opportunity to do so. For example, our amended and restated certificate of incorporation and by-laws contain provisions:

•	reserving to our board of directors the exclusive right to change the number of directors and fill vacancies on our board of directors, which could make it more difficult for a third party to obtain control of our board of directors;

•	authorizing the issuance of up to 25 million shares of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock, which could make it more difficult or expensive for a third party to obtain voting control;

•	establishing advance notice requirements for director nominations or other proposals at stockholder meetings; and

•	generally requiring the affirmative vote of holders of at least 70% of the outstanding voting stock to amend certain provisions of our amended and restated certificate of incorporation and by-laws, which could make it more difficult for a third party to remove the provisions we have included to prevent or delay a change of control.

In addition, we have adopted a stockholder rights plan that may prevent a change in control or sale of us in a manner or on terms not approved by our board of directors. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

We have a significant number of options and Convertible Notes outstanding which, if exercised or converted, would dilute the equity interests of our existing stockholders and adversely affect earnings per share.

As of September 30, 2013, we had outstanding options, of which 2,173,845 were vested, to purchase 4,301,824 shares of common stock at a weighted average exercise price of $2.79 per share. From time to time, we may issue additional options to employees, non-employee directors and consultants pursuant to our equity incentive plans. We have sold in the a private placement transaction to the selling stockholders an aggregate of $21,775,000 in principal amount of secured 7.25% Convertible Notes, which notes are automatically convertible into 20,738,100 shares of our common stock following Stockholder Approval at a conversion price per share equal to $1.05 per share. Our stockholders will experience dilution if these stock options and Convertible Notes are exercised or converted, as applicable.

If we fail to meet the continued listing standards of Nasdaq, our common stock may be delisted, which may adversely affect the market price and liquidity of our common stock.

Our common stock is currently traded on the Nasdaq Global Market. Nasdaq has requirements we must meet in order to remain listed on the Nasdaq Global Market, including that we maintain a minimum closing bid price of $1.00 per share of our common stock. The closing bid price of our common stock had been below $1.00 per share for a period of time this year. If the closing bid price of our common stock remains below $1.00 per share for 30 consecutive trading days or we do not meet other listing requirements, we would fail to be in compliance with Nasdaq’s listing standards. If this occurs, we expect that we would receive written notification from Nasdaq and would then have a 180-day period to regain compliance with Nasdaq’s listing requirements by having the closing bid price of our common stock be at least $1.00 per share for at least 10 consecutive trading days. If we are unable to do so, our common stock may be delisted from the Nasdaq Global Market and transferred to a listing on the Nasdaq Capital Market, or delisted from Nasdaq altogether. There can be no assurance that we will be able to maintain or regain compliance with the requirements for listing our common stock on the Nasdaq Global Market, or we would be eligible for transfer to the Nasdaq Capital Market and remain in compliance with the requirements for listing on that market. The failure to maintain our listing on the Nasdaq Global Market or to qualify for listing on the Nasdaq Capital Market could have an adverse effect on the market price and liquidity of our shares of common stock.

We do not intend to pay dividends on our common stock.

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Further, we are prohibited under the terms of the Credit Agreement from paying dividends. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions imposed by applicable law and other factors our board deems relevant. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. If our common stock does not appreciate in value, or if our common stock loses value, our stockholders may lose some or all of their investment in our shares.

Future sales of our common stock or the issuance of other equity may adversely affect the market price of our common stock.

Following the date of Stockholder Approval and subject to certain lock-up restrictions pursuant to the Underwriting Agreement dated July 26, 2013 by and between us and Janney Montgomery Scott LLC, we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Issuances of our common stock or convertible securities will dilute the ownership interest of our stockholders. Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

Our common stock is an equity security and is subordinate to our existing and future indebtedness.

The shares of common stock are equity interests and do not constitute indebtedness. As such, the shares of common stock will rank junior to all of our indebtedness and to other non-equity claims on us and our assets available to satisfy claims on us, including claims in a bankruptcy, liquidation or similar proceeding. Further, the common stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the voting rights available to stockholders generally.

We may incur a material expense upon the conversion of the Convertible Notes issued in the Private Placement.

The Convertible Notes issued in the Private Placement are mandatorily convertible following Stockholder Approval. If at the time of the conversion of the Convertible Notes, the market price of our common stock is above the conversion price of the Convertible Notes, we will take a non-cash charge in an amount equal to the difference between the market price of our common stock at the time of conversion and the conversion price of the Convertible Notes. Such a charge could have an adverse effect on our results of operations.

USE OF PROCEEDS

Because the selling stockholders will sell the shares of our common stock offered under this prospectus, we will receive no cash proceeds. All proceeds from the sale of our common stock offered under this prospectus will be for the account of the selling stockholders, as described below. See “Selling Stockholders” beginning on page 24 and “Plan of Distribution” beginning on page 28.

DIVIDEND POLICY

We have never paid cash dividends on our common stock, and we do not intend to declare dividends for the foreseeable future, as we anticipate that we will reinvest any future earnings in the development and growth of our business. Further, we are prohibited under the terms of our Credit Agreement with Salus from paying dividends.

SELLING STOCKHOLDERS

The shares of our common stock being offered by the selling stockholders are those issuable to the selling stockholders upon automatic conversion of the Convertible Notes following Stockholder Approval. Each of the selling stockholders may resell, from time to time, all, some or none of the shares of our common stock covered by this prospectus, as provided in this prospectus under “Plan of Distribution” beginning on page 28. However, we do not know when or in what amount the selling stockholders may offer their shares for sale under this prospectus, if any.

The following table sets forth, with respect to each selling stockholder, the name of the selling stockholder, the number of shares beneficially owned by the selling stockholder and the number of shares to be offered by the selling stockholder pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock with respect to each selling stockholder, as adjusted to reflect the assumed sale of all of the shares of common stock offered under this prospectus by such selling stockholder.

The table below has been prepared based upon the information furnished to us by the selling stockholders. As of the date of this prospectus, 47,975,152 total shares of our common stock were issued and outstanding. Information concerning the selling stockholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.

In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed as outstanding shares of our common stock that person has rights to acquire within 60 days of the date of this prospectus. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as shown in the following table has been determined in accordance with the rules of the SEC.

	Beneficial Ownership Prior to Offering			Number of Shares Offered Hereby	Beneficial Ownership After Offering
Name of Selling Stockholder	Number		Percentage		Number	Percentage

Leon G. Cooperman	—	(1)	—	4,761,905	—	—

Laura Finvarb	90,000	(2)	*	238,096	90,000	*

Tracy Gardner	895,833	(3)	1.9%	238,096	895,833	1.3%

Jeffrey Goldfarb	40,000	(4)	*	238,096	40,000	*

Morris and Arlene Goldfarb	—	(5)	—	952,381	—	—

North Run Master Fund, LP	2,598,048	(6)	5.4%	2,738,096	2,598,048	3.8%

P.A.W. Small Cap Partners, LP	50,000	(7)	*	1,428,572	50,000	*

	Beneficial Ownership Prior to Offering			Number of Shares Offered Hereby	Beneficial Ownership After Offering
Name of Selling Stockholder	Number		Percentage		Number	Percentage

Prendel LLC	2,571,394	(8)	5.4%	3,571,429	2,571,394	3.7%

Valinor Capital Partners, L.P.	—	(9)	—	2,300,000	—	—

Valinor Capital Partners Offshore Master Fund, L.P.	—	(10)	—	4,271,429	—	—

*	Represents less than one percent (1%).

(1)	Excludes 4,761,905 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval.

(2)	Excludes 238,096 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval. Ms. Finvarb has voting and investment power over (i) 20,000 shares of common stock held in a custodian account for the benefit of her daughter and (ii) 70,000 shares of common stock held by a trust for the benefit of her son. Ms. Finvarb is an associate of an affiliate of a broker-dealer registered with the Financial Industry Regulatory Authority. We have been advised by Ms. Finvarb that she purchased the Convertible Notes in the ordinary course of business and at the time she purchased the Convertible Notes she did not have any agreements or understandings, directly or indirectly, with any person to distribute the Convertible Notes.

(3)	Excludes 238,096 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval. Includes 145,833 shares of common stock issuable upon exercise of stock options and 604,167 shares of restricted stock which have not vested but for which Ms. Gardner has voting power. Ms. Gardner is the Chief Executive Officer and a director of our Company.

(4)	Excludes 238,096 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval. Mr. Goldfarb has voting and investment power over (i) 20,000 shares of common stock held by a trust for the benefit of his daughter and (ii) 20,000 shares of common stock held by a trust for the benefit of his son. Mr. Goldfarb is an associate of an affiliate of a broker-dealer registered with the Financial Industry Regulatory Authority. We have been advised by Mr. Goldfarb that he purchased the Convertible Notes in the ordinary course of business and at the time he purchased the Notes he did not have any agreements or understandings, directly or indirectly, with any person to distribute the Convertible Notes.

(5)	Excludes 952,381 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval. Mr. Goldfarb is an affiliate of a broker-dealer registered with the Financial Industry Regulatory Authority. We have been advised by Mr. Goldfarb that he purchased the Convertible Notes in the ordinary course of business and at the time he purchased the Notes he did not have any agreements or understandings, directly or indirectly, with any person to distribute the Convertible Notes.

(6)	Excludes 2,738,096 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval. Represents shares of common stock held by North Run Master Fund, LP, for which North Run Capital, LP acts as investment manager. North Run Advisors, LLC is the general partner of North Run Capital, LP. North Run Advisors, LLC is also the general partner of North Run GP, LP, the special general partner of North Run Master Fund, LP. Todd B. Hammer and Thomas B. Ellis are the sole members of North Run Advisors, LLC. North Run Capital, LP, North Run GP, LP, North Run Advisors, LLC, Mr. Hammer and Mr. Ellis have shared voting and dispositive power with respect to the shares of common stock and, as the sole members of North Run Advisors, LLC, Messrs. Hammer and Ellis may direct the voting and disposition of such shares.

(7)	Excludes 1,428,572 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval. Peter A. Wright, the Chief Investment Officer and General Partner of P.A.W. Small Cap Partners, L.P., has voting and investment power over securities held by P.A.W. Small Cap Partners, L.P.

(8)	Excludes 3,571,429 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval and includes 30,229 shares of restricted stock owned by Michael Zimmerman which have vested and over which Mr. Zimmerman has voting power, 75,414 shares of restricted stock owned by Michael Zimmerman which have not vested but for which Mr. Zimmerman has voting power and 2,500 shares issuable upon the exercise of options owned by Michael Zimmerman. Prendel LLC (“Prendel”) owns and has shared voting and dispositive power with respect to 2,463,251 shares. Prentice Capital Management, LP (“Prentice Capital”) serves as the investment manager of Prendel and has shared voting and dispositive power with respect to such shares. Mr. Zimmerman is the managing member of the general partner of Prentice Capital. As a result, Mr. Zimmerman may be deemed to control Prentice Capital and Prendel and therefore may be deemed to be the beneficial owner of the 2,463,251 shares of common stock owned by Prendel. Mr. Zimmerman disclaims beneficial ownership of the 2,463,251 shares of common stock except to the extent of his pecuniary interest therein.

(9)	Excludes 2,300,000 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval. Valinor Capital Partners, L.P. owns and has shared voting and dispositive power with respect to all shares of common stock. Valinor Management, LLC serves as the investment manager of Valinor Capital Partners, L.P and has shared voting and dispositive power with respect to all shares. David Gallo is the managing member of Valinor Management, LLC. As a result, David Gallo may be deemed to be a beneficial owner of all the shares of common stock owned by Valinor Capital Partners, L.P. Each of Valinor Management, LLC and David Gallo disclaim beneficial ownership of all the shares of common stock except to the extent of his or its pecuniary interest therein

(10)	Excludes 4,721,429 shares of common stock issuable when the Convertible Notes become convertible upon Stockholder Approval. Valinor Capital Partners Offshore Master Fund, L.P. owns and has shared voting and dispositive power with respect to all shares of common stock. Valinor Management, LLC serves as the investment manager of Valinor Capital Partners Offshore Master Fund, L.P. and has shared voting and dispositive power with respect to all shares. David Gallo is the managing member of Valinor Management, LLC. As a result, David Gallo may be deemed to be a beneficial owner of all the shares of common stock owned by Valinor Capital Partners Offshore Master Fund, L.P. Each of Valinor Management, LLC and David Gallo disclaim beneficial ownership of all the shares of common stock except to the extent of his or its pecuniary interest therein.

Transactions Through Which the Selling Stockholders Obtained Beneficial Ownership of the Shares of common stock being Offered Hereby

On July 25, 2013, we entered into a Securities Purchase Agreement with the selling stockholders. Pursuant to the Securities Purchase Agreement, we sold and issued in a private placement transaction an aggregate of $21,775,000 in principal amount of Convertible Notes at a closing that occurred on July 31, 2013. The Convertible Notes will automatically convert into shares of our common stock upon receipt of Stockholder Approval. Upon such conversion, we will receive net proceeds from the sale of the Convertible Notes of approximately $19,900,000, after deducting placement agent fees and expenses. In such event, we will issue 20,738,100 shares of our common stock to the selling stockholders upon automatic conversion of the Convertible Notes at a conversion price equal to $1.05 per share. The Convertible Notes mature on the earlier of (i) January 31, 2014 and (ii) the trading day after the Stockholder Meeting if Stockholder Approval is not obtained. If Stockholder Approval is obtained, then the Convertible Notes will automatically convert into shares of our common stock. The proceeds from the sale of the Convertible Notes are currently in an interest bearing account and may not be used by us until we obtain Stockholder Approval. Based on the $1.50 closing sale price of our common stock on July 31, 2013, the total value of the shares of our common stock issuable upon conversion of the Convertible Notes is $31,107,105. Assuming that the Convertible Notes mature, and we are required to pay full liquidated damages under the Securities Purchase Agreement for not having this registration statement covering the resale of the shares offered hereby declared effective within 120 days of the closing of the Private Offering, the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of Convertible Notes would be $23,006,332.

Pursuant to the Securities Purchase Agreement we agreed to prepare and file with the SEC within 45 days of the closing of the private placement a registration statement covering the resale of the shares of common stock issuable upon conversion of the Convertible Notes and cause such registration statement to become effective under the Securities Act within 120 days of the closing of the private placement. If the registration statement is not filed within 45 days after the closing date of the private placement or declared effective within 120 days of the closing date of the private placement, the Company is required to pay each selling stockholder an amount in cash, as partial liquidated damages and not as a penalty, equal to 1.0% of the purchase price paid by such selling stockholder for the Convertible Notes purchased under the Securities Purchase Agreement per month until the registration statement is filed or declared effective (as applicable); provided that the total amount of payments shall not exceed, when aggregated with all such payments paid to all selling stockholder, 5% of the aggregate purchase price of the Convertible Notes purchased pursuant to the Securities Purchase Agreement. We are registering the shares under the Registration Statement, of which this prospectus is a part, to satisfy our obligation under the Securities Purchase Agreement.

Our Relationships with the Selling Stockholders

In the past three years, we have not had any relationship or arrangement with any of the selling stockholders or their affiliates other than as follows: (i) Tracy Garnder is our Chief Executive Officer and a director, and (ii) Michael Zimmerman is our Chairman of the Board and is the managing member of the general partner of Prentice Capital, the investment manager of Prendel.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Convertible Notes to permit the resale of these shares of common stock by holders of the Convertible Notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with a selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Convertible Notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the Securities Purchase Agreement, estimated to be $40,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, the selling stockholders will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the Securities Purchase Agreement, or the selling stockholders may be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the Securities Purchase Agreement, or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus is a part, the shares of common stock will be freely tradeable in the hands of persons other than our affiliates.

LEGAL MATTERS

Troutman Sanders LLP, New York, New York, will pass upon the validity of the securities offered by this prospectus.

EXPERTS

The financial statements and schedule as of February 2, 2013 and January 28, 2012 and for each of the three years in the period ended February 2, 2013, incorporated by reference in this prospectus have been so incorporated in reliance upon the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

20,738,100 Shares of Common Stock

dELiA*s, Inc.

Prospectus

, 2013

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following is a statement of the estimated expenses that will be paid by us in connection with the issuance and distribution of the securities registered under this registration statement. All amounts shown are estimates.

SEC registration fee	$3,310
Accounting fees and expenses	$5,000
Legal fees and expenses	$25,000
Miscellaneous fees and expenses	$6,690

Total	$40,000

Item 15.	Indemnification of Directors and Officers

Our Company is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”), provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation provides that we shall indemnify and advance expenses to the fullest extent permitted by the DGCL, to each person who is or was one of our directors or officers and the heirs, executors and administrators of such a person. Our bylaws provide that any expenses, including attorneys’ fees, incurred by a person who is or was one of our directors or officers, and the heirs, executors and administrators of such a person, in connection with defending any such proceeding in advance of its final disposition shall be paid by us; provided, however, that if the DGCL requires an advancement of expenses incurred by an indemnitee in his capacity as a director or officer, and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan, shall be made only upon delivery to us of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced, if it shall ultimately be determined that such indemnitee is not entitled to be indemnified for such expenses.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the directors’ duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation includes such a provision.

Item 16.	Exhibits

Exhibit No.	Description

4.1	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 26, 2013)

5.1*	Opinion of Troutman Sanders LLP

23.1*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)

23.2*	Consent of BDO USA, LLP

24.1*	Powers of Attorney (included on signature page to this registration statement)

*	Filed herewith.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of October, 2013.

dELiA*s, INC.

By:	/s/ David J. Dick
Name:	David J. Dick
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Tracy Gardner Tracy Gardner	Chief Executive Officer and Director (principal executive officer)	October 16, 2013

/s/ David J. Dick David J. Dick	Senior Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	October 16, 2013

/s/ * Mario Ciampi	Director	October 16, 2013

/s/ * Paul J. Raffin	Director	October 16, 2013

/s/ * Scott M. Rosen	Director	October 16, 2013

/s/ * Michael Zimmerman	Director	October 16, 2013

* By:	/s/ David J. Dick	October 16, 2013
David J. Dick
Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Convertible Note (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 26, 2013)

5.1*	Opinion of Troutman Sanders LLP

23.1*	Consent of Troutman Sanders LLP (included in Exhibit 5.1)

23.2*	Consent of BDO USA, LLP

24.1**	Powers of Attorney

*	Filed herewith.
**	Previously filed.